                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                   FORM 11-K



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


 Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                 (Fee Required)





FOR THE FISCAL YEAR ENDED JULY 1, 1994               COMMISSION FILE NUMBER 1-3344



                         SPRING CITY KNITTING CO., INC.
                            RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                              --------------------

                              SARA LEE CORPORATION
                           Three First National Plaza
                                   Suite 4600
                            Chicago, Illinois 60602
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                              ARTHUR ANDERSEN LLP





             Spring City Knitting Co., Inc. Retirement Savings Plan


             Financial Statements as of December 31,1993 and 1992
             Together with Auditors' Report

                              ARTHUR ANDERSEN LLP





Report of Independent Public Accountants



To the Retirement Committee of
Spring City Knitting Co., Inc.:

We were engaged to audit the accompanying statements of net assets available for plan benefits of the Spring City Knitting Co., Inc. Retirement Savings Plan as of December 31, 1993 and 1992, the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Trust Company Bank and Wachovia Bank of North Carolina, N.A., the Trustees of the Plan, except for comparing the information with the related information included in the 1993 and 1992 financial statements. We have been informed by the plan administrator that the Trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the Trustees as of and for the years ended December 31, 1993 and 1992, that the information provided to the plan administrator by the Trustees is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements taken as a whole. The form and content of the information included in the financial statements, other than that derived from the information certified by the Trustees, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                              Arthur Andersen LLP

Greensboro, North Carolina,
   September 1, 1994.

                         Spring City Knitting Co., Inc.
                            Retirement Savings Plan


              Statements of Net Assets Available for Plan Benefits
                           December 31,1993 and 1992





                                                                           1993                1992
                                                                        ----------          ----------
ASSETS:
   Contributions-
      Employer contributions receivable (Note 4)                        $  233,876           $  173,801
      Employee contributions receivable (Note 5)                           152,482               30,510
      Refunds receivable                                                    17,187                    0
      Income receivable (Note 6)                                             5,230                    0
    Accrued interest income                                                 21,999               27,910
    Investment in master trust                                           2,648,655            4,531,112
                                                                         ---------            ---------
                                                                         3,079,429            4,763,333
                                                                         ---------            ---------
LIABILITIES - Benefits payable                                                   0                8,868
                                                                         ---------            ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $3,079,429           $4,754,465
                                                                         =========            =========





                 The accompanying notes to financial statements
                   are an integral part of these statements.

                         Spring City Knitting Co., Inc.
                            Retirement Savings Plan


         Statement of Changes in Net Assets Available for Plan Benefits
                      For the Year Ended December 31,1993





                                                       INTEREST            DIVERSIFIED           MONEY
                                                        INCOME               EQUITY             PURCHASE
                                                         FUND                 FUND                PLAN               TOTAL
                                                      ----------             --------          -----------         ---------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  beginning of year                                   $3,244,626             $497,812        $1,012,027           $4,754,465
                                                      ----------             --------        ----------           ----------
ADDITIONS TO NET ASSETS:
   Investment income-
   Interest                                              248,193                    0            77,187              325,380
   Other income                                                0               51,287                 0               51,287
   Contributions-
   Employer                                              130,919                3,876           165,287              300,082
   Employee                                              338,068               39,848                 0              377,916
   Interfund transfer                                      7,160                    0                 0                7,160
                                                      ----------             --------        ----------           ----------
         Total additions                                 724,340               95,011           242,474            1,061,825
DEDUCTIONS TO NET ASSETS:                             ----------             --------        ----------           ----------

  Benefits paid to participants                          579,576               39,363            90,232              709,171
  Administrative expenses                                 28,486                4,129                 0               32,615
  Transfer to another plan                             1,511,397              425,962            50,556            1,987,915
  Interfund transfer                                           0                7,160                 0                7,160
                                                      ----------             --------        ----------           ----------
         Total deductions                              2,119,459              476,614           140,788            2,736,861
                                                      ----------             --------        ----------           ----------
Net increase (decrease) in plan assets                (1,395,119)            (381,603)          101,686           (1,675,036)
Net assets available for plan benefits, end           ----------             --------        ----------           ----------
  of year                                             $1,849,507             $116,209        $1,113,713           $3,079,429
                                                      ==========            =========        ==========           ==========




                The accompanying notes to financial statements
                    are an integral part of this statement.

                         Spring City Knitting Co., Inc.
                            Retirement Savings Plan


                         Notes to Financial Statements

                           December 31, 1993 and 1992



1. Summary of Significant Accounting Policies:

A brief summary of the significant accounting and reporting policies followed by the Retirement Savings Plan (the Plan) of Spring City Knitting Co., Inc. (the Company) in the preparation of its financial statements is presented below.

BASIS OF ACCOUNTING

The Plan's financial statements are presented on the accrual basis of accounting.

INVESTMENT VALUATION

Investments of the Plan are stated at current market value as determined by the plan trustee as of the balance sheet date. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis. Investments in insurance contracts are stated at fair market value which represents purchases made under the contracts plus accumulated interest at the contract rates.

TAX STATUS

The Plan was amended May 30, 1990, in order to bring the Plan into compliance with statutory and regulatory changes affecting all qualified retirement plans. The Plan, as amended, is qualified under the Internal Revenue Code as exempt from federal income taxes and has received a favorable determination letter from the Internal Revenue Service (IRS) dated June 14, 1990, and, accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

EXPENSES

Trustee's fees are paid by the Plan; all other administrative expenses are paid by the Company.


2. Description and Administration of the Plan:

The Plan is a contributory defined contribution plan covering all hourly and salaried employees of Spring City Knitting Co., Inc. (the Company), a subsidiary of Sara Lee Corporation except those employees who participate in a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is composed of seven funds, the Interest Income Fund (IIF), Diversified Equity Fund, International Equity Fund, the Balanced Fund, Small Stock Fund, Sara Lee Corporate Stock Fund and the Employer Money Purchase Contribution Fund (EMPCF).

For all funds except the EMPCF, employees may contribute up to 15% of applicable earnings per pay period. For hourly participants, the Company will contribute 40% of the participants' contributions up to a maximum of 2% of applicable earnings per pay period. On July 1, 1993, all salaried employees were transferred from the Plan into the Sara Lee Supplemental Retirement Plan. For the six months prior to the transfer, the Company contributed 50% of the salaried participants' contributions up to a maximum of 3% of applicable earnings per pay period. In addition, the Company will contribute any amounts required to restore the nonvested account balance of any reemployed participant provided the participant repays to the Plan the full amount of the distribution within five years following his date of reemployment. Employees who are not highly compensated as defined in the Plan are fully vested in the IIF and Stock Fund at all times. Highly compensated employees become fully vested in the IIF and Stock Fund upon the earlier of completion of two years of service, attainment of normal retirement date, total and permanent disability, or death. As of year-end, there were no highly compensated employees in the Plan.

Under the EMPCF, the Company will pay to the Trustee for each plan year an amount to be allocated among the participant accounts of hourly employees who have completed 1,000 hours or more of service and who were employed as of the plan year-end. The amounts to be credited to each individual employer money purchase contribution account are the lesser of 1 1 /2% of the employee's basic earnings for the plan year or the maximum annual addition allowable for the plan year as defined in the Plan and are included in employer contributions in the statements of changes in net assets available for plan benefits. Participants in this fund become fully vested after five years of service or upon the attainment of normal retirement date, total and permanent disability, or death.

A separate account is maintained for each participant, and the account balances are adjusted monthly for company contributions. Investment income is allocated to accounts annually in proportion to the participant's share of the Plan's net assets available for plan benefits as of the later of the last day of June or last day of December in the respective year ("preceding valuation date").

Forfeitures are applied as a credit to subsequent company contributions, thus reducing the amount deposited to the trust.

The Company has the right under the Plan, although it has not expressed any intent to do so, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of discontinuance of the Plan, all participants' accounts become fully vested.

3. Information Certified by the Trustee:

The assets of the Plan are held in the Sara Lee Corporation Investment Trust (the Investment Trust) at Wachovia Bank of North Carolina, N.A. (Wachovia). The plan assets included in the Investment Trust represent 2% of the total Investment Trust assets at December 31, 1993. The following table summarizes the net value of the Plan's interest (including accrued income) in each investment account of the Investment Trust at the end of the plan year:

                                                  VALUE AT
                 INVESTMENT ACCOUNT           DECEMBER 31, 1993
                 -------------------          ------------------

                 Interest Income Fund                $1,582,801
                 Diversified Fund                       123,863
                                                     ----------
                                                     $1,706,664
                                                     ==========

The total cost, market value and detail of the Investment Trust assets, as well as the schedule of reportable transactions, are disclosed in a separate filing as of June 30, 1993.

The information in the financial statements was summarized from information supplied and certified by Trust Company Bank and Wachovia, except for contributions and contribution receivables. The information was not audited in accordance with generally accepted auditing standards by independent public accountants, as permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


4. Employer Contnbutions Receivables:

Employer contributions for the period from July 1993 to December 31, 1993, were contributed to the trust after the end of the plan year. As a result, as of December 31, 1993, the Plan reflects a receivable from the Company of $233,676 for employer contributions receivable.


5. Employee Contribution Receivable:

Employee contributions for the period from July 1993 to December 31, 1993, were not contributed to the trust. As a result, as of December 31, 1993, the Plan reflects a receivable from the Company of $152,462 for unremitted participant contributions.

The Company has taken necessary corrective action in 1994 to make the required contributions to the trust. The failure to make participant contributions to the trust in a timely manner could be viewed by the Department of Labor and Internal Revenue Service as a prohibited party-in-interest transaction as defined by ERISA. However, in no case will the Plan be subject to penalties or taxation from the Department of Labor or from the IRS as a result of this transaction.

6. Income Receivable:

Subsequent to year-end and retroactive to July 1993, the Plan was amended to permit participants to invest in four new investment options within the Sara Lee Corporation Master Trust. For administrative reasons, these investment options were not established for the Plan in 1993. As a result, existing account balances in the original two investment funds, which had been designated by the participants to be transferred to the four new options, remained in the previous investment funds.

The Company calculated the investment income that would have been earned by the participants during the period from July 1993 to December 31, 1993, had the employee contributions and existing balances been invested according to the applicable participants' elections. The amount of income that would have been earned by the participants, as calculated by the Company, in excess of actual earnings on existing balances which remained in original investment funds was $5,230 for the period from July 1993 to December 31, 1993. This amount has been reflected as a receivable on the accompanying statements of net assets available for plan benefits. The Company has taken the necessary corrective action in 1994 to make the contribution of this amount to the trust.


7. Reconciliation to Form 5500:

As of December 31, 1993, the Plan had approximately $36,400 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles.

The following table reconciles net assets available for benefits as reported in the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1993:

                                                           BENEFIT                                NET ASSETS
                                                            CLAIMS        BENEFITS PAID         AVAILABLE FOR
                                                           PAYABLE       TO PARTICIPANTS        PLAN BENEFITS
                                                        -------------   -------------------  ------------------
           As reported in the financial statements        $      0            $(709,171)          $3,079,429
           Accrued benefit payments - End of year          (36,400)             (36,400)             (36,400)
                                                          --------            ---------           ----------
           As filed in the Form 5500                      $(36,400)           $ 745,571           $3,043,029
                                                          ========            =========           ==========





8. SUBSEQUENT EVENT:

Subsequent to year-end, Spring City Knitting Company, Inc. announced restructuring plans which will result in the shut-down of several manufacturing facilities and the related termination of employees. Upon termination, all participants will become 100% vested in their respective participant account balances. These terminated participants may elect to leave their account balances within the Trust or receive a distribution of their accumulated benefits.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


    As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Spring City Knitting Co.,

Inc. Retirement Savings Plan previously filed Registration Statement File No.

33-35760.

                                         Arthur Andersen LLP


Chicago, Illinois,

January 20, 1995

                                   SIGNATURES




      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 21, 1995                        SPRlNG ClTY KNITTING CO, INC.
                                               RETIREMENT SAVINGS PLAN


                                                           /s/ Michael E. Murphy
                                               ---------------------------------
                                               Michael E. Murphy, As a Committee
                                               Member on Behalf of the Committee